Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED

2004 APR 29 A 11:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 21, 2004

Securities and Exchange Commiss
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04024739

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2004 first quarter unreviewed financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Regards,

P. Tayanithi

Dr. Piyapan Tayanithi
Executive Vice President

dlw 5/3

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)

Summary Statement of Assets and Liabilities *

C.B. 1.1

As of 31 March 2004

RECEIVED
2004 APR 29 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASSETS	Baht
Cash	17,196,677,626.01
Interbank and money market items	117,904,596,769.77
Securities purchased under resale agreements	90,600,000,000.00
Investment in securities, net (with obligations Baht 105,344,492,000.00)	329,991,817,838.44
Credit advances (net of allowance for doubtful accounts)	729,314,218,839.18
Accrued interest receivables	1,148,521,567.85
Properties foreclosed, net	26,604,903,473.54
Customers' liabilities under acceptances	1,081,679,405.33
Premises and equipment, net	29,755,982,693.45
Other assets	11,752,124,188.52
Total Assets	1,355,350,522,402.09
Customers' liabilities under unmatured bills	9,187,393,435.74
Total	1,364,537,915,837.83
LIABILITIES	
Deposits	1,127,370,800,619.90
Interbank and money market items	32,144,448,087.60
Liabilities payable on demand	3,911,589,673.42
Securities sold under repurchase agreements	-
Borrowings	68,009,339,439.82
Bank's liabilities under acceptance	1,081,679,405.33
Other liabilities	17,230,191,416.01
Total Liabilities	1,249,748,048,642.08
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	49,806,531,695.60
Other reserves and profit and loss account	36,707,513,124.41
Total Shareholders' Equity	105,602,473,760.01
Total Liabilities and Shareholders' Equity	1,355,350,522,402.09
Bank's liabilities under unmatured bills	9,187,393,435.74
Total	1,364,537,915,837.83

Non-Performing Loans for the quarter ended March 31, 2004	
(22.11% of total loans before allowance for doubtful accounts)	193,250,808,754.62
Required provisioning for loan loss for the quarter ended March 31, 2004	93,220,418,387.14
Actual allowance for doubtful accounts	134,989,484,937.51
Loans to related parties	32,796,631,019.45
Loans to related asset management companies	5,789,960,000.00
Loans to related parties due to debt restructuring	55,005,783,068.56
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	34,496,550,000.00
Legal capital fund	135,228,695,312.59
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
International Banking Facility's assets and liabilities	
Total assets	13,520,462,585.19
Total liabilities	646,724.04
Significant contingent liabilities	
Avals to bills and guarantees of loans	13,186,521,584.11

BANGKOK BANK PUBLIC COMPANY LIMITED

Balance Sheets

Unit : Baht

	"Unreviewed" As at March 31, 2004	"Audited" As at December 31, 2003	Increase(Decrease)	%
Assets				
Cash	17,196,677,626	28,239,949,393	(11,043,271,767)	(39.1)
Interbank and money market items	117,904,596,770	113,357,615,135	4,546,981,635	4.0
Securities purchased under resale agreements	90,600,000,000	77,094,000,000	13,506,000,000	17.5
Investment in securities, net	329,991,817,838	355,751,445,271	(25,759,627,433)	(7.2)
Loans	864,097,129,609	848,858,840,522	15,238,289,087	1.8
Accrued interest receivables	1,148,521,568	1,032,342,856	116,178,712	11.3
Less Allowance for doubtful accounts and for debt restructuring	(134,782,910,770)	(135,378,952,847)	596,042,077	0.4
Properties foreclosed, net	26,604,903,474	26,007,863,872	597,039,602	2.3
Customers' liabilities under acceptances	1,081,679,405	1,139,411,676	(57,732,271)	(5.1)
Premises and equipment, net	29,755,982,693	29,878,803,771	(122,821,078)	(0.4)
Other assets	11,752,124,189	12,867,658,337	(1,115,534,148)	(8.7)
Total Assets	1,355,350,522,402	1,358,848,977,986	(3,498,455,584)	(0.3)
Liabilities				
Deposits	1,127,370,800,620	1,114,909,898,006	12,460,902,614	1.1
Interbank and money market items	32,144,448,088	38,166,283,047	(6,021,834,959)	(15.8)
Liabilities payable on demand	3,911,589,673	6,743,281,614	(2,831,691,941)	(42.0)
Borrowings	68,009,339,440	77,622,827,575	(9,613,488,135)	(12.4)
Bank's liabilities under acceptances	1,081,679,405	1,139,411,676	(57,732,271)	(5.1)
Other liabilities	17,230,191,416	18,038,746,830	(808,555,414)	(4.5)
Total liabilities	1,249,748,048,642	1,256,620,448,748	(6,872,400,106)	(0.5)
Shareholders' Equity				
Paid-up share capital	19,088,428,940	19,088,428,940	-	0.0
Reserves and net profit after appropriation	56,515,947,831	49,636,815,878	6,879,131,953	13.9
Other reserves and profit and loss account	29,998,096,989	33,503,284,420	(3,505,187,431)	(10.5)
Total Shareholders' Equity	105,602,473,760	102,228,529,238	3,373,944,522	3.3
Total Liabilities and Shareholders' Equity	1,355,350,522,402	1,358,848,977,986	(3,498,455,584)	(0.3)

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31,

(UNAUDITED)

Baht : '000

		2004	2003	Increase (Decrease)	%
Interest and dividend income					
Interest on loans		7,911,961	8,754,124	(842,163)	(9.6)
Interest on interbank and money market items		759,972	1,310,864	(550,892)	(42.0)
Investments		2,932,838	3,117,005	(184,167)	(5.9)
Total interest and dividend income		11,604,771	13,181,993	(1,577,222)	(12.0)
Interest expenses					
Interest on deposits		2,473,640	4,078,105	(1,604,465)	(39.3)
Interest on interbank and money market items		112,941	105,000	7,941	7.6
Interest on borrowings		2,342,024	2,509,716	(167,692)	(6.7)
Total interest expenses		4,928,605	6,692,821	(1,764,216)	(26.4)
Net interest and dividend income		6,676,166	6,489,172	186,994	2.9
Bad debt and doubtful accounts					
and loss on debt restructuring		1,018,342	1,205,276	(186,934)	(15.5)
Non-interest income					
Gain (loss) on investments, net		345,174	396,739	(51,565)	(13.0)
Fees and service income		2,959,417	2,798,432	160,985	5.8
Gain on exchange, net		670,690	670,239	451	0.1
Other income		396,347	120,547	275,800	228.8
Total non-interest income		4,371,628	3,985,957	385,671	9.7
Non-interest expenses					
Personnel expenses		2,112,521	2,033,567	78,954	3.9
Premises and equipment expenses		1,054,583	1,143,324	(88,741)	(7.8)
Taxes and duties		546,489	542,279	4,210	0.8
Fees and service expenses		1,028,423	455,414	573,009	125.8
Contributions to the Financial Institutions					
Development Fund		1,047,888	1,006,846	41,042	4.1
Other expenses		922,047	2,177,829	(1,255,782)	(57.7)
Total non-interest expenses		6,711,951	7,359,259	(647,308)	(8.8)
Income before income tax		3,317,501	1,910,594	1,406,907	73.6
Income tax expenses		-	-	-	
Net income		3,317,501	1,910,594	1,406,907	73.6
Earnings per share	**Baht**	1.74	1.30	0.44	33.9
Weighted average number of					
ordinary shares	**Thousand shares**	1,908,498	1,466,496	442,002	30.1

Summary of Financial Results for the Period ended March 31, 2004, Bangkok Bank Public Company Limited

Significant items in the first quarter of 2004

In the first quarter of 2004, Bangkok Bank recorded a net profit of Baht 3.3 billion, an increase of Baht 1.4 billion, or 73.6 percent, from the first quarter of 2003.

The Bank's total loans for the first quarter amounted to Baht 729.3 billion, an increase of Baht 15.8 billion from the previous quarter. Total deposits for the same period amounted to Baht 1,127.4 billion, an increase of Baht 12.5 billion.

The Bank used Baht 63.3 billion of other reserves, Baht 11.5 billion of legal reserves, and Baht 25.8 billion of share premium reserves to offset the retained losses of Baht 100.6 billion, as approved at the annual general shareholders' meeting on April 9, 2004. This did not impact shareholders' equity or the Bank's capital.

On April 2, 2004 the Bank redeemed Baht 28.4 billion worth of its Capital Augmented Preferred Securities (CAPS) and restructured the remaining CAPS worth Baht 17.6 billion.

Important items on the balance sheet

Total assets as of March 31, 2004 amounted to Baht 1,355.3 billion, a decrease of Baht 3.5 billion, or 0.3 percent, from the amount as of December 31, 2003. Significant items for the quarter ended March 2004 are as follows:

Cash items totaled Baht 17.2 billion, a decrease of Baht 11.0 billion, or 39.1 percent, from the previous quarter. This was due to the higher amount of cash set aside in December 2003 during the New Year festival.

Interbank and money market assets amounted to Baht 117.9 billion, an increase of Baht 4.5 million, or 4.0 percent, from the previous quarter. This was due to increases in the Bank's deposits with and loans to other financial institutions.

Securities purchased under resale agreements amounted to Baht 90.6 billion, an increase of Baht 13.5 billion from the previous quarter. This was due to the Bank's liquidity management activities.

Net investment totaled Baht 330.0 billion, a decrease of Baht 25.8 billion, or 7.2 percent, from the previous quarter with investments in debt instruments amounting to Baht 299.1 billion, a decrease of Baht 23.5 billion, and investments in equities totaling Baht 30.9 billion, a decrease of Baht 2.2 million.

Net loans amounted to Baht 729.3 billion, an increase of Baht 15.8 billion, or 2.2 percent, from the previous quarter. During the quarter, the Bank had extended new loans of Baht 15.2 billion, while provisioning decreased by Baht 596 million.

As at the end of the quarter, the Bank had loans and accrued interest receivable, classified in accordance with the directives of the Bank of Thailand, and the respective reserves as follows:

	Loans and Accrued Interest Receivable*	Loans and Accrued Interest Receivable Net of Collateral Permitted by BOT *	% Required by BOT	(billion Baht) Reserves ** Recorded by Bank
1.1 Allowance for doubtful accounts from classified loans				
Normal	644,421	317,175	1	3,172
Special Mentioned	27,935	7,295	2	146
Substandard	10,043	1,656	20	331
Doubtful	62,303	41,195	50	20,597
Doubtful of Loss	120,827	56,832	100	56,832
Total	865,529	424,153		81,078
1.2 Revaluation allowance for debt restructuring				11,936
Total 1.1 and 1.2				93,014
Allowance established in excess of BOT's regulations				41,714
Total allowance for doubtful accounts and revaluation allowance for debt restructuring				134,728

* Excluding interbank and money market items amounting to Baht 9,767.5 billion
**Excluding allowance for doubtful accounts on interbank and money market items, amounting to Baht 206.6 million.

During the quarter, the Bank had restructured loans of Baht 12.7 billion. Non-performing loans (including interbank and money market items), defined as per the Bank of Thailand's stipulation, as at the end of March 2004 are as follows:

	(billion Baht)
Non– performing loans (NPL)	193,250.8
Total loans used for NPL ratio calculation	873,864.6
NPL as percentage of total loans	22.1

Net properties foreclosed amounted to Baht 26.6 billion, an increase of Baht 597 million, or 2.4 percent, from the previous quarter. This was due to additional transfers of foreclosed properties from debtors to the Bank.

Liabilities as of March 31, 2004, totaled Baht 1,249.7 billion, a decrease of Baht 6.9 billion, or 0.5 percent, from the amount as of December 31, 2003. Significant items for the quarter ending March 2004 are as follows:

Total deposits amounted to Baht 1,127.4 billion, an increase of Baht 12.5 billion, or 1.1 percent, from the previous quarter, while interbank and money market items declined by Baht 6.0 billion, or 15.8 percent to Baht 32.1 billion.

Borrowings totaled Baht 68.0 billion, a decrease of Baht 9.6 billion, or 12.4 percent, primarily because Baht 9.8 billion of the Bank's subordinated convertible debentures reached maturity.

Net shareholders' equity totaled Baht 105.6 billion, an increase of Baht 3.4 billion, or 3.3 percent, from the previous quarter. The increase in net shareholders' equity was due to a profit of Baht 3.3 billion for the first quarter of 2004.

The Bank's capital adequacy ratio and Tier 1 capital ratio according to the Bank of Thailand's definition was approximately 15.8 percent and 12.0 percent, respectively. With the inclusion of the net profits for the second-half of 2003 and the first quarter of 2004, and taking into consideration the partial redemption of the Capital Augmented Preferred Shares (CAPS) on April 2, 2004, the Bank's capital adequacy ratio and Tier 1 capital ratio would be approximately 14.5 percent and 10.7 percent, respectively.

In this quarter, the Bank transferred Baht 63.3 billion of other reserves, Baht 11.5 billion of legal reserves, and Baht 25.8 billion of share premium reserves to offset the retained losses of Baht 100.6 billion, as approved at the annual general shareholders' meeting on April 9, 2004.

Significant items in the statement of income in the first quarter of 2004

In the first quarter of 2004, the Bank earned a net profit of Baht 3.3 billion, an increase of Baht 1.4 billion, or 73.6 percent, from the same period in 2003. Significant items for the quarter ending March 2004 are as follows:

Net interest and dividend income for the quarter was equal to Baht 6.7 billion, an increase of Baht 187 million, or 2.9 percent, from the first quarter of 2003. This was because the the decline in interest and dividend income was smaller than the decrease in interest expenses.

The Bank's interest and dividend income declined by Baht 1.6 billion or 12.0 percent to Baht 11.6 billion, as a result of lower interest rates.

Interest expenses totaled Baht 4.9 billion, a decrease of Baht 1.8 billion, or 26.4 percent, from the first quarter of 2003, partly due to a decline in deposit interest rates and partly due to the decrease in interest expenses on the subordinated convertible debentures that had matured.

Provisions for bad debts and doubtful accounts and for losses on debt restructuring totaled Baht 1.0 billion, a decrease of Baht 187 million from the first quarter of 2003.

Non-interest income totaled Baht 4.4 billion, an increase of Baht 386 million, or 9.7 percent, from the first quarter of 2003.

Net gain on investments totaled Baht 345 million, a decline of Baht 52 million from the first quarter of 2003.

Net fees and service income amounted to Baht 3.0 billion, an increase of Baht 161 million, or 5.8 percent, from the first quarter of 2003.

The Bank's non-interest expenses totaled Baht 6.7 billion, a decrease of Baht 647 million, or 8.8 percent, from the first quarter of 2003. The result was due to a decrease of Baht 1.1 billion in provisioning for foreclosed assets, but partially offset by an increase in legal fees of Baht 544 million.

Bangkok Bank
ธนาคารกรุงเทพ

ข่าวประชาสัมพันธ์
Press Release

20 April 2004
Bangkok Bank posts Q1 profit of Bt 3.3 billion

Bangkok Bank has announced a net profit of Baht 3.3 billion for the first quarter of 2004. The result is an increase of Baht 1.4 billion or 73.6 percent over the first quarter of 2003, and is equivalent to earnings per share of Baht 1.74, an increase of 34 percent over the same period last year.

Net lending rose by 2.2 percent to Baht 729.3 billion, compared with Baht 713.5 billion in the fourth quarter of 2003, in line with the robust economy. Non-performing loans fell to Baht 193.3 billion or 22.1% percent of total loans, down from Baht 210.9 billion at the end of 2003.

The Bank restructured loans amounting to Baht 12.7 billion in the three months to the end of March and set aside Baht 1.0 billion for provisioning against loan losses in the quarter. Total loan loss reserves at the end of the first quarter stood at Baht 134.7 billion, equivalent to 144.9 percent of the minimum loan loss reserves as required by the Bank of Thailand.

In the 12 months to the end of March 2004, both lending and deposit rates fell by around one percent. This decline in interest rates resulted in interest income for the quarter falling to Baht 11.6 billion, while interest expenses dropped to Baht 4.9 billion. Net interest income improved slightly to Baht 6.7 billion, compared to Baht 6.5 billion for the same period last year.

Despite the decrease in deposit interest rates, deposits in the first quarter of 2004 rose to Baht 1,127.4 billion, up from Baht 1,114.9 billion at the end of 2003.

Total assets at the end of March stood at Baht 1,355.3 billion compared with Baht 1,252.9 billion at the end of the first quarter in 2003.

Non-interest income for the quarter increased by 9.7 percent year-on-year from Baht 4.0 billion to Baht 4.4 billion, partly due to an increase in fee income from Baht 2.8 to Baht 3.0 billion. Non-interest expenses for the quarter were Baht 6.7 billion, down from Baht 7.4 billion in the first quarter of 2003.

Shareholders' equity increased by 3.3 percent, from Baht 102.2 billion at the end of 2003 to Baht 105.6 billion at the end of March 2004. Retained losses of Baht 100.6 billion have been offset against reserves, as approved at the annual shareholders' meeting on April 9, 2004.

The total capital adequacy ratio and Tier 1 capital ratio stood at approximately 15.8 percent and 12.0 percent respectively. With the inclusion of the second-half profits in

ธนาคารกรุงเทพ จำกัด (มหาชน) (บมจ.111)
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 230-2710 โทรสาร (662) 231-4692
Bangkok Bank Public Company Limited (Bor. Mor. Jor.111)
333 Silom Road Bangkok 10500 Thailand Tel. (662) 230-2710 Fax. (662) 231-4692

2003 and the first quarter profits in 2004 as well as the partial redemption of CAPS in early April 2004, the total capital adequacy ratio and the Tier 1 capital ratio would be approximately 14.5 percent and 10.7 percent respectively.